SEC FILE NUMBER
001-33689
CUSIP NUMBER
04685W 103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.
PART I — REGISTRANT INFORMATION
athenahealth, Inc.

Full Name of Registrant

Former Name if Applicable
311 Arsenal Street

Address of Principal Executive Office (Street and Number)
Watertown, MA 02472

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On February 25, 2010, athenahealth, Inc. (the “Company”) announced that it was conducting an internal review, initiated by the Company, of its accounting policy for the amortization period for deferred implementation revenue. The Company could not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, within the prescribed time period due to this on-going internal review. Implementation revenue is generated from implementation of the Company’s services for new customers and is recorded as deferred revenue until the implementation service is complete and ongoing services commence. Once implementation is complete, the associated fees are recognized ratably on a monthly basis over the expected performance period. The Company’s clients typically purchase one-year contracts that renew automatically, and, to date, the Company has determined that the expected performance period is equal to the initial contract period. Management’s review of whether this period of amortization should be extended to a longer expected performance period could not be completed within the prescribed time period for filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, without unreasonable effort and expense.
The Company and its advisors are working expeditiously to complete the review process. The Company expects to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, on or before March 16, 2010.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Timothy M. Adams	(617)	402-1990
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☐*
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* Based on the on-going internal review discussed in Part III above, the Company has not checked either box in Part IV subsection 3 because it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding periods for the last fiscal year will be reflected by the earnings statements to be included in the Annual Report on Form 10-K for the year ended December 31, 2009.

athenahealth, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2010	By	/s/ Timothy M. Adams

Timothy M. Adams
Chief Financial Officer and Senior Vice President